Waton Financial Limited

March 30, 2026

Via Edgar

Division of Corporation Finance
Office of Crypto Assets
U.S. Securities and Exchange Commission

Attention:	David Irving
Mark Brunhofer

Re:	Waton Financial Limited
Form 20-F for the year ended March 31, 2025
Filed on July 24, 2025
File No. 001-42573

Ladies and Gentlemen:

This letter is in response to the letter dated March 24, 2026, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Waton Financial Limited (the “Company,” “we,” or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly.

Form 20-F for Fiscal Year Ended March 31, 2025
Item 4. Information on the Company
B. Business Overview, page 44

1.
We note your disclosure of the non-GAAP financial measures “Adjusted Net Income” and “Adjusted Net Loss” in your business overview on page 45 when discussing results of operations in the periods presented. Please represent to us that, in future filings, you will provide all the non-GAAP disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment. In future filings, the Company will provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K with respect to any non-GAAP financial measures presented.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(n) Investment, cost, page F-11

2.
We note that you assess impairment of your equity investment without a readily determinable fair value using an other-than-temporary model. We also note that ASU 2016-01 removed this model for these equity security investments to apply a one-step approach as explained further in paragraphs BC85 to BC89 of that ASU. As a result, please address the following:

•
Tell us whether your $618,630 impairment recorded in fiscal 2025 would have been larger or whether you would have recorded any impairment in fiscal 2024 if, instead of applying an other-than-temporary model, you employed a direct assessment of fair value to carrying value if indicators of impairment existed. If so, demonstrate to us whether or not these differences are material.

•
Represent to us that, in future filings, you will remove reference to the use of an other-than-temporary model to assess impairment and revise your policy disclosure to be consistent with the guidance in ASC 321-10-35-3 and 35-4.

Response: The Company acknowledges the Staff’s comment. The Company’s equity investment, without a readily determinable fair value, is the less-than-1% ownership interest in New Markets (BVI) Limited (Microconnect), which is accounted for in accordance with ASC 321-10-35-2, 35-3, and 35-4, instead of the “other than temporary” method mentioned in Note 2(n) of the consolidated financial statements of the Company for the years ended March 31, 2025 and 2024.

Specifically, the Company performed a qualitative assessment for impairment indicators according to ASC 321-10-35-3 as of March 31, 2025 and 2024, respectively.  The Company identified impairment indicators, including significant operating losses and negative operating cash flows of the investee, which are attributable to its continued expansion and indicate pressure on profitability and reliance on external funding. Accordingly, the Company performed a fair value assessment and recorded an impairment loss of $618,630, reducing the carrying amount from approximately $3.47 million to a fair value of $2.88 million as of March 31, 2025. As of March 31, 2024, there was no impairment indicator identified.

In future filings, the Company represents that it will remove all references to the “other-than-temporary” impairment model and will revise its accounting policy disclosure to be consistent with the guidance in ASC 321-10-35-2, 35-3 and 35-4.

The Company and its management acknowledge their responsibility for the accuracy and adequacy of the disclosures in the filings, notwithstanding any review or comments by the Staff.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ WEN Huaxin
Name:	WEN Huaxin
Title:	Chief Financial Officer

Cc: Ying Li, Esq.
Hunter Taubman Fischer & Li LLC